UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

	By:	Administrative Committee

Date: May 28, 2015		By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Jefferies Group LLC Employees’ Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”) at November 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended November 30, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective November 30, 2014, the Jefferies Group, Inc. Employee Stock Ownership Plan, which is an affiliated plan, merged into the Plan.

The supplemental Schedule of Assets (Held at End of Year) as of November 30, 2014 and Schedule of Reportable Transactions for the year ended November 30, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 28, 2015

[1]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2014 and 2013

	2014	2013
ASSETS:
Participant-directed investments, at fair value:
Cash equivalents	$830,802	$775,563
Common stocks	61,194,852	30,274,098
Mutual funds	335,106,980	286,905,329

Total investments	397,132,634	317,954,990

Non-interest bearing cash	—	5,033

Receivables:
Contributions receivable	627,026	—
Notes receivable from participants	4,453,060	4,479,539

Total assets	402,212,720	322,439,562

LIABILITIES:
Total liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$402,212,720	$322,439,562

See accompanying notes to financial statements.

[2]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2014

ADDITIONS:
Contributions:
Participant contributions	$30,259,299
Participant rollover contributions	7,086,658
Employer matching contributions	6,338,157

Total contributions	43,684,114

Transfers in	1,474,331

Investment income:
Net appreciation in fair value of investments	6,873,115
Interest and dividends	18,382,802

Total investment income	25,255,917

Interest income on notes receivable from participants	170,709

Total additions	70,585,071

DEDUCTIONS:
Benefits paid to participants	27,787,985
Administrative expenses	20,647

Total deductions	27,808,632

Net increase	42,776,439

Merger with Affiliated Plan	36,996,719

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	322,439,562

End of year	$402,212,720

See accompanying notes to financial statements.

[3]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group LLC (formerly Jefferies Group ,Inc.) Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group LLC and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income who have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On March 1, 2013, Jefferies Group, Inc. was converted into a limited liability company and renamed Jefferies Group LLC. In addition, Jefferies Group LLC, through a series of transactions, became a wholly owned subsidiary of Leucadia National Corporation (“Leucadia”). Each outstanding share of Jefferies Group, Inc. were converted into 0.81 of a share of Leucadia common stock (the “Exchange Ratio”). In connection with the transactions, the Plan document was amended to name Jefferies Group LLC as sponsor of the Plan. Additionally, as a result of such transactions, the Jefferies Group, Inc. common stock invested in by the Plan was converted to common stock of Leucadia.

Merger with Affiliated Plan- On November 30, 2014, The Jefferies Group, Inc. Employees Stock Ownership Plan (“ESOP”) was merged into the Plan. In connection with the merger, $36,996,719 was transferred on November 26, 2014 from the ESOP into the Plan.

Contributions – Each year, eligible participants may voluntarily make pretax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $25,000 (increased from $20,000 as of December 1, 2012) to the Plan. Participants who have attained age 50 may make pre-tax and/or Roth catch-up contributions which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pretax and after-tax Roth basis. In fiscal 2014 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2014.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[4]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. At November 30, 2014, as investment options for participants, the Plan currently offers 1 equity investment, 30 mutual funds, including 2 money market funds, and a self-directed brokerage account (“BrokerageLink Account”) (that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds). Through March 1, 2013, the equity investment was in the Jefferies Company Stock Fund, which held the common stock of Jefferies Group, Inc. As a result of the transaction, on March 1, 2013, each share of common stock of Jefferies Group, Inc. held by the Jefferies Company Stock Fund was converted into 0.81 share of common stock of Leucadia. Effective February 5, 2011, the Investment Technology Group, Inc. (“ITG”) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased. The Company maintains no relationship with ITG, and it is not a party-in-interest.

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Leucadia stock the distribution will be made in the form of whole shares of Leucadia stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

[5]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

Forfeited Accounts – At November 30¸ 2014 and 2013, forfeited non-vested accounts totaled $315,764 and $185,356, respectively. These amounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2014, employer contributions were reduced by $610,217 and $64,605 was used to pay administrative expenses from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Leucadia. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the financial statements.

Concentration of Investments – Investment in Leucadia common stock comprises approximately 15% of the Plan’s investments as of November 30, 2014, and 9% at November 30, 2013.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Leucadia and ITG common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value, and which is reported by the sponsor. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the income earned on a daily basis and are not separately reflected. Consequently, management fees and operation expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as Notes receivable from participants on the Statements of Net Assets available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

[6]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2014 or 2013.

Transfers In – The Company had maintained an Employee Stock Ownership Plan (“ESOP”). Prior to July 1, 2010, the ESOP had a provision which allowed participants at least 55 years of age who had completed 10 years of service to transfer up to 25% of their ESOP holdings into the Plan. The ESOP was amended, effective July 1, 2010, to allow participants who have completed at least 4 years of service in the ESOP to transfer up to 100% of their ESOP holdings into the Plan. Transfers from the ESOP into the Plan are done through transfers of a money market mutual fund. During the year ended November 30, 2014 $1,474,331 was transferred from the ESOP to the Plan due to participant initiated transfers from the ESOP. As discussed in Note 1, the ESOP was merged into and with the Plan.

3.	ACCOUNTING AND REGULATORY DEVELOPMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update 2011-04, Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Plan’s valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The guidance was adopted effective December 1, 2012, and had no effect on the Plan’s financial Statements.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern - On August 27, 2014, the FASB issued ASU No. 2014-15, Going Concern (Subtopic 205-4) final guidance that requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, disclose that fact in the footnotes. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The new standard defines substantial doubt as when it is probable (i.e., likely) based on management’s assessment of relevant qualitative and quantitative information and judgment that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued (or available to be issued, when applicable). The standard is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, and early adoption is permitted. We do not expect the impact of the required disclosures to be material.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not

[7]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, November 30, 2013 and 2014, there were no transfers between levels.

The techniques used to value the Plan’s investments are as follows:

•	Cash equivalents. Valued at amortized cost which approximates fair value;

•	Common stock. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets;

•	Mutual funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

[8]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2014 and 2013:

Fair value measurements as of November 30, 2014
	Assets measured at fair value as of November 30, 2014	Quoted prices in active markets for identical assets (Level 1)
Common Stocks	$61,194,852	$61,194,852
Mutual Funds:
Domestic Stock Funds	175,919,647	175,919,647
Balanced Funds	68,869,346	68,869,346
Fixed Income Funds	32,417,178	32,417,178
International Stock Funds	24,797,157	24,797,157
Money Market Funds	27,636,000	27,636,000

BrokerageLink Account:
Mutual Funds:
Interest Bearing Cash	830,802	830,802
Precious Metal Funds	28,511	28,511
International Stock Funds	479,485	479,485
Fixed Income Funds	997,868	997,868
Commodity Funds	65,375	65,375
Other Equity Mutual Funds	3,896,413	3,896,413

Total Invesment Assets at Fair Value	$397,132,634	$397,132,634

Fair value measurements as of November 30, 2013
	Assets measured at fair value as of November 30, 2013	Quoted prices in active markets for identical assets (Level 1)
Common Stocks	$30,274,098	$30,274,098
Mutual Funds:
Domestic Stock Funds	147,394,781	147,394,781
Balanced Funds	52,644,677	52,644,677
Fixed Income Funds	30,091,939	30,091,939
International Stock Funds	24,843,695	24,843,695
Money Market Funds	27,258,440	27,258,440

BrokerageLink Account:
Mutual Funds:
Interest Bearing Cash	775,563	775,563
Precious Metal Funds	78,254	78,254
International Stock Funds	317,201	317,201
Fixed Income Funds	880,778	880,778
Commodity Funds	69,650	69,650
Other Equity Mutual Funds	3,325,914	3,325,914

Total Invesment Assets at Fair Value	$317,954,990	$317,954,990

[9]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2014 and 2013. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2014 and 2013:

	2014	2013
Common stock:
Leucadia (convert 3.1.2013)	$23,805,009	$28,797,145
Leucadia ESOP**	36,046,302	—
Mutual funds:
Fidelity OTC K Portfolio*	61,934,709	53,874,573
Fidelity International Discovery K *	24,797,157	24,843,695
Barron Small Cap Fund	20,614,870	—
Fidelity Spartan 500 Index Fund (formerly Spartan U.S. Equity Index Fund)*	60,701,707	48,789,752
Fidelity Retirement Money Market Fund***	—	18,106,255

*	Represents a party-in-interest to the Plan.
**	Less than 5% at November 30, 2013 Transfer from ESOP
***	Less than 5% at November 30, 2014 and represents party-in-interest to the Plan

During the year ended November 30, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

Common Stock	$(6,572,697)
Mutual Funds:
Domestic Stock Funds	12,948,768
Balanced Funds	909,890
Fixed Income Funds	(229,565)
International Stock Funds	(541,241)
BrokerageLink Account	357,960
Money Market Funds	—

$6,873,115

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services were $20,647 for the year ended November 30, 2014.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund. The Plan pays Fidelity as trustee and recordkeeper and these qualify as a party in interest transaction.

[10]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2014 AND 2013 AND FOR THE YEAR ENDED NOVEMBER 30, 2014

As of November 30, 2014 and 2013, the Plan held 2,587,548 and 1,004,785 shares of Leucadia common stock with a Market Value of $59,851,311 and $28,797,145 respectively. During the year ended November 30, 2014, the Plan recorded dividend income of $247,297 related to the Leucadia Common Stock.

During the year ended November 30, 2014 sales of Leucadia Common Stock were $3,173,560 and the purchases of Leucadia Common Stock were $3,820,558. Realized gains /(losses) on the sale of Leucadia common stock were $154,011 for the year ended November 30, 2014.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

8.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 6, 2014 that the Plan, and related trust, were designed in accordance with applicable sections of the IRC. The Plan has been amended since filing for the determination letter. However the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

9.	SUBSEQUENT EVENTS

Seven class-action lawsuits had been filed in New York and Delaware on behalf of a class consisting of Jefferies Group’s stockholders concerning the transaction through which Jefferies Group Inc. became a wholly-owned subsidiary of Leucadia. On October 31, 2014, the defendants in the Delaware litigation entered into a settlement agreement with the plaintiffs in the Delaware litigation. The settlement of $70 million resolves all of the class action claims in Delaware, and releases the claims brought in New York.

Participants in the Plan or Jefferies Group, Inc. ESOP who held shares of Jefferies stock on February 28, 2013 will be receiving a payment related to the settlement of the class action lawsuit arising from the Jefferies and Leucadia transaction. The Plan will be allocating $1,730,919 to the accounts of affected participants in June 2015.

*  *  *  *  *  *

[11]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2014

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
		Cash equivalents:

*	Fidelity Management Trust Company	BrokerageLink Fund		$830,802
*	Leucadia Stock Fund	Stock Purchase Account (0 shares)		1,155
*	Leucadia ESOP	Stock Purchase Account (0 shares)		174

		Non-Interest Bearing Cash		—

		Common Stock:

*	Leucadia Stock Fund	Leucadia (1,029,133 shares)		23,803,854
*	Leucadia ESOP	Leucadia (1,558,415 shares)		36,046,128
	ITG, Inc.	ITG, Inc. (68,027 shares)		1,343,542

		Mutual funds:

	Neuberger Berman	NB High Income Bond IS (653,527 shares)		5,986,309

	Loomis Sayles	Loomis Value Y Fund (343,018 shares)		10,177,369

	PIMCO	PIMCO Total Return Fund (1,045,239 shares)		11,528,995

	Harbor Cap	Harbor Cap Apr Inst (19,295 shares)		1,221,406

	Trust Company of the West	TCW Small Cap Growth I (27,916 shares)		943,022

	Templeton Global	TMPL Global Bond (207,853 shares)		2,735,351

	Baron	Baron Small Cap Inst (573,750 shares)		20,614,870

	Victory	Victory SM CO OPP I (49,860 shares)		2,123,549

*	Fidelity Management Trust Company	Fidelity OTC K Portfolio (733,302 shares)		61,934,709
*	Fidelity Management Trust Company	Fidelity International Discovery K (629,849 shares)		24,797,157
*	Fidelity Management Trust Company	Fidelity Low Price K (322,251 shares)		16,309,108
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (760,150 shares)		8,376,854
*	Fidelity Management Trust Company	Fidelity High Income Fund (412,369 shares)		3,789,669
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (103,824 shares)		1,250,035
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (5,443 shares)		72,784
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (23,856 shares)		327,541
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (130,816 shares)		1,841,900
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (364,338 shares)		5,377,633
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (481,318 shares)		7,402,675
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (661,659 shares)		10,421,140
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (714,558 shares)		11,590,138

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JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2014

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (515,768 shares)		8,603,016
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (666,170 shares)		10,838,591
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (464,266 shares)		7,790,384
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2055 (111,517 shares)		1,376,132
*	Fidelity Management Trust Company	Fidelity Retirement Gov’t Money Market (9,256,933 shares)		9,256,933
*	Fidelity Management Trust Company	Fidelity Retirement Money Market (18,379,066 shares)		18,379,066
*	Fidelity Management Trust Company	Fidelity Strategy Real Retirement (211,711 shares)		1,977,378
*	Fidelity Management Trust Company	BrokerageLink Account		5,467,651
*	Fidelity Management Trust Company n	Spartan 500 Index Fund (824,863 shares)		60,701,707
*	Fidelity Management Trust Company	Spartan Ext Index Adv (33,789 shares)		1,893,907

*	Participant loans	Maturities 2014-2024 at interest rates ranging from 3.25% to 8.25%		4,453,060

	Totals			$401,585,694

*	Party-in-interest-investment
**	Cost information not required for participant directed investments and therefore is not included

[13]

JEFFERIES GROUP LLC EMPLOYEES’ Profit Sharing Plan

EMPLOYER ID NO. 95-4719745

PLAN NO. 001

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED November 30, 2014

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Leucadia ESOP	Common Stock	—	—	—	—	—	$36,981,176	—

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